FORM 4

 ()  Check this box if no longer
        subject to Section 16.  Form 4
        or Form 5 obligations may continue.
        See Instruction 1(b).

                   UNITED STATES
          SECURITIES AND EXCHANGE COMMISSION         _____________________
               WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
                                                    |---------------------|
     STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |OMB NUMBER: 3235-0287|
                                                    |EXPIRES:             |
                                                    |   DECEMBER 31, 2001 |
     Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
       Securities Exchange Act of 1934,             |BURDEN HOURS         |
      Section 17(a) of the Public Utility           |PER RESPONSE ... 0.5 |
        Holding Company Act of 1935                 |_____________________|
     or Section 30(f) of the Investment
            Company Act of 1940

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 1.    Name and Address of Reporting Person
        EP Power Finance, L.L.C.
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       (Last)                      (First)                    (Middle)

         1001 Louisiana Street
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                                  (Street)
        Houston                    Texas                        77002
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       (City)                      (State)                      (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

         Electric City Corp. / ELC
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

         October / 2001
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5.  If Amendment, Date of Original (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (  ) Director
    ( X) 10% Owner
    (  ) Officer (give title below)
    (  ) Other (specify title below)

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7.  Individual, or Joint/Group Filing (Check Applicable Line)
    ( X) Form filed by One Reporting Person
    (  ) Form filed by More than One Reporting Person

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TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
          OR BENEFICIALLY OWNED
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1. Title of Security (Instr. 3)


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2. Transaction Date (Month/Day/Year)


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3. Transaction Code (Instr. 8)


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4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)


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5. Amount of Securities Beneficially Owned at End of Month
   (Instr. 3 and 4)


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6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)


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7. Nature of Indirect Beneficial Ownership (Instr. 4)


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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security (Instr. 3)

   Stock Option (right to buy)

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2. Conversion or Exercise Price of Derivative Security

   $1.51

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3. Transaction Date (Month/Day/Year)

   10/17/01

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4. Transaction Code (Instr. 8)

   J (See Note 1)

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5. Number of Derivative Securities Acquired (A) or Disposed of (D)
   (Instr. 3, 4, and 5)

   75,000       A

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6. Date Exercisable and Expiration Date (Month/Day/Year)

   exercisable: (See Note 2) expiration: 10/17/11


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7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   Common Stock, 75,000 shares

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8. Price of Derivative Securities (Instr. 5)


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9. Number of Derivative Securities Beneficially Owned at End of Month
   (Instr. 4)

   5,825,000
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10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
    (Instr. 4)

    D

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11. Nature of Indirect Beneficial Ownership (Instr. 4)


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EXPLANATION OF RESPONSES:

Note 1. Pursuant to a Securities Purchase Agreement, dated as of July 31, 2001, by and among Electric City Corp., Newcourt Capital USA Inc., Duke Capital Partners, LLC, Morgan Stanley Dean Witter Equity Funding, Inc., Originators Investment Plan, L.P. and EP Power Finance, L.L.C., EP Power Finance, L.L.C. ("EP Power") elected one director of Electric City Corp. ("ECC"). On October 17, 2001, ECC, pursuant to its Directors' Stock Option Plan granted to each of its directors options to purchase shares of common stock of ECC. In accordance with the policies of EL Paso Corporation (the parent of EP Power), ECC granted to EP Power options to purchase 75,000 shares of ECC common stock that it would otherwise have granted to the EP Power board designee.

Note 2. Options to purchase 25,000 shares of ECC common stock vested on October 17, 2001. Options to purchase another 25,000 shares of ECC common stock will vest on January 1, 2002, and the remaining options to purchase 25,000 shares of ECC common stock will vest on January 1, 2003.


EP Power Finance, L.L.C.



    /s/ Belinda J. Clements                                    11/09/01
By:_________________________                                ______________
    ** Belinda J. Clements,                                    DATE
       Assistant Secretary

-----------------------------

** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL
   CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY
      SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATIO CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.


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